UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



Earnings Release

3Q24

VIVT
B3 LISTED

VIV
LISTED
NYSE

ISEB3 ICO2B3

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the third quarter of 2024, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here.**

3Q24 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
65.0mn	6.7mn	R$14.0bn	R$5.9bn
+7.6% YoY	+12.5% YoY	+7.1% YoY	+7.4% YoY

- Our **customer base** continues to grow consistently, reaching more than 115.2 million accesses in 3Q24 (+3.3% YoY). In the mobile segment, we ended the quarter with 101.5 million accesses (+4.0% YoY), and 394 cities covered with 5G technology (+3.1x YoY). In postpaid ex-M2M and ex-dongles, we added +3.2 million accesses compared to the previous year, attaining the highest ARPU since 1Q19, R$53.0 (+3.5% YoY).
- In **fiber**, we reached 28.3 million homes passed (+12.7% YoY) and 6.7 million homes connected (+12.5% YoY), with +192 thousand net additions in the quarter, up +4.8% compared to the same period of last year.
- **Net Revenue** grew above inflation (+7.1% YoY), boosted by double-digit growth in postpaid revenue (+10.4% YoY). Fixed revenue increased +3.6% YoY, driven by FTTH (+14.0% YoY) and Corporate Data, ICT and Digital Services revenues (+6.5% YoY).
- Over the last twelve months, **monthly average revenue per B2C RGU[1]** achieved R$61.5, reflecting the growth of B2C Telco (+6.8% YoY) and B2C New Businesses (+30.2% YoY) revenues, reinforcing our positioning as a one-stop-shop for our clients.
- **EBITDA** expanded +7.4% YoY, with a margin of 42.4% (+0.1 p.p. YoY), reflecting the strong performance of mobile service revenue (+8.8% YoY) and cost control (+6.8% YoY).
- In 3Q24, **Investments[2]** amounted to R$2,495 million (-5.0% YoY), representing 17.8% of revenues (-2.3 p.p. YoY), totaling R$6,710 million (+0.7% YoY), 16.3% of revenues (-1.0 p.p. YoY) in 9M24, reflecting a decrease in the investment intensity.
- In 9M24, **Operating Cash Flow[3]** totaled R$9,972 million (+12.0% YoY), with a margin of 24.2% (+1.1 p.p. YoY) over net revenue.
- **Net income[4]** reached R$1,667 million (+13.3% YoY) in the quarter, totaling R$3,785 million (+10.4% YoY) in 9M24.
- Shareholder remuneration paid[5] in 2024 was R$4,790 million (+0.1% vs FY 2023), of which R$2,190 million of interest on equity, R$1,500 million in capital reduction, while R$1,100 million were invested in share buybacks. For the years 2024 to 2026, the Company has committed to **distribute an amount equal to or greater than 100% of net income** for each fiscal year.

[1] 57.0 million Revenue Generating Units (Taxpayer ID/CPFs)
[2] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.
[3] Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
[4] Considers the net income attributed to Telefônica Brasil.
[5] Considers the events paid from January 1st, 2024, to November 5th, 2024.

Highlights

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
Net Operating Revenue	**14,039**	**13,112**	**7.1**	**41,264**	**38,565**	**7.0**
Mobile Services	9,212	8,465	8.8	26,821	24,614	9.0
FTTH	1,790	1,570	14.0	5,264	4,568	15.2
Corp. Data, ICT and Digital Services	1,129	1,060	6.5	3,389	3,195	6.1
Handsets and Electronics	856	814	5.1	2,553	2,411	5.9
Other Revenues[1]	1,053	1,202	(12.4)	3,236	3,777	(14.3)
Total Costs	**(8,089)**	**(7,573)**	**6.8**	**(24,582)**	**(22,999)**	**6.9**
EBITDA	**5,950**	**5,539**	**7.4**	**16,682**	**15,566**	**7.2**
EBITDA Margin	*42.4%*	*42.2%*	*0.1 p.p.*	*40.4%*	*40.4%*	*0.1 p.p.*
EBITDA AL[2]	**4,702**	**4,400**	**6.9**	**12,965**	**12,111**	**7.1**
EBITDA AL[2] Margin	*33.5%*	*33.6%*	*(0.1) p.p.*	*31.4%*	*31.4%*	*0.0 p.p.*
Net Income[3]	**1,667**	**1,472**	**13.3**	**3,785**	**3,429**	**10.4**
Earnings per Share (EPS)[4]	**1.02**	**0.89**	**14.4**	**2.30**	**2.07**	**11.2**
CAPEX ex-IFRS 16[5]	**2,495**	**2,626**	**(5.0)**	**6,710**	**6,665**	**0.7**
CAPEX ex-IFRS 16[5]/Net Revenue	*17.8%*	*20.0%*	*(2.3) p.p.*	*16.3%*	*17.3%*	*(1.0) p.p.*
Operating Cash Flow (OpCF)[6]	**3,455**	**2,913**	**18.6**	**9,972**	**8,901**	**12.0**
OpCF[6] Margin	*24.6%*	*22.2%*	*2.4 p.p.*	*24.2%*	*23.1%*	*1.1 p.p.*
Operating Cash Flow AL (OpCF AL)[7]	**2,207**	**1,774**	**24.4**	**6,255**	**5,446**	**14.9**
OpCF AL[7] Margin	*15.7%*	*13.5%*	*2.2 p.p.*	*15.2%*	*14.1%*	*1.0 p.p.*
Free Cash Flow	**1,671**	**1,918**	**(12.9)**	**7,139**	**7,556**	**(5.5)**
Total Subscribers (Thousand)	**115,245**	**111,582**	**3.3**	**115,245**	**111,582**	**3.3**

[1] Other Revenues includes Voice, xDSL, FTTC and IPTV.
[2] AL means After Leases, more details on page 18.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from September 30th, 2024.
[5] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.
[6] Operating Cash Flow is equivalent to EBITDA minus CAPEX ex-IFRS 16.
[7] Operating Cash Flow AL is equivalent to EBITDA After Leases minus CAPEX ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
NET MOBILE REVENUE	**10,068**	**9,279**	**8.5**	**29,374**	**27,025**	**8.7**
Mobile Service Revenue	**9,212**	**8,465**	**8.8**	**26,821**	**24,614**	**9.0**
Postpaid[1]	7,736	7,010	10.4	22,335	20,218	10.5
Prepaid	1,476	1,455	1.4	4,486	4,396	2.0
Handsets and Electronics Revenues	**856**	**814**	**5.1**	**2,553**	**2,411**	**5.9**

Mobile Service Revenue (MSR) grew by +8.8% YoY, boosted by **Postpaid Revenue**[1] (+10.4% YoY), which represents 84.0% (+1.2 p.p. YoY) of MSR. Postpaid's strong performance is related to the increase in customer base (+7.6% YoY), which totaled 65.0 million in the quarter, driven by migrations from prepaid to hybrid and adding new customers, as well as by annual price adjustments, that contributed to the +3.5% YoY increase in postpaid ex-M2M and ex-dongles ARPU, to R$53.0.

Prepaid Revenue presented a growth of +1.4% YoY, due to the increase of +3.7% YoY in Prepaid ARPU and the decrease of churn by -0.3 p.p. on an annual comparison.

Handset and Electronics Revenue increased +5.1% YoY, as a result of the broad offer of electronics, from smartphones to connected home devices. In 3Q24, the sale of smartphones compatible with 5G represented 86% (+3.4 p.p. YoY) of all smartphones sold in the quarter.


Mobile Accesses
Million
+4%
98
101
102
37
37
36
60
64
65
3Q23
2Q24
3Q24
Prepaid
Postpaid


Postpaid Accesses
Million
+8%
60
64
65
17
18
18
43
46
47
3Q23
2Q24
3Q24
M2M + Dongles
Hybrid + Pure Postpaid


Postpaid Churn (ex-M2M) %
1.09%
0.99%
1.14%
3Q23
2Q24
3Q24

Ex-dongles[2], 3Q24 churn was 1.02%

[1] Postpaid revenue includes M2M, dongles, wholesale and others.
[2] In 3Q24, Postpaid ex-M2M churn was impacted by -202 thousand dongles disconnection, mainly due to a B2B contract.

Fixed Business

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
NET FIXED REVENUE	**3,972**	**3,833**	**3.6**	**11,889**	**11,540**	**3.0**
FTTH	1,790	1,570	14.0	5,264	4,568	15.2
Corp. Data, ICT and Digital Services	1,129	1,060	6.5	3,389	3,195	6.1
Digital Revenues	691	604	14.4	2,048	1,810	13.2
Other Fixed Revenue[1]	1,053	1,202	(12.4)	3,236	3,777	(14.3)

Net Fixed Revenue grew +3.6% YoY, driven by the increase in **FTTH** (+14.0% YoY) and **Corporate Data, ICT and Digital Services** (+6.5% YoY) **revenues** in 3Q24.

Over the last 12 months, **we expanded our FTTH network** to **3.2 million new homes, totaling 28.3 million homes passed**, connected **747k new customers** and reached 5 new cities, covering 444 cities with the technology. In 3Q24, FTTH ARPU was R$89.8 (+1.2% YoY).

Vivo Total, our convergent postpaid and fiber offer, represented 83% (+4.4 p.p. YoY) of fiber gross adds in own-stores in the last three months and already has 2.1 million subscribers (+92.2% YoY), representing 30.7% of our total FTTH customer base (+12.7 p.p. YoY).

The growth of +6.5% YoY in **Corporate Data, ICT and Digital Services Revenues,** in 3Q24, reflects the complete portfolio of products and services offered by the Company. Within this line, we registered R$691 million in B2B fixed digital revenues (+14.4% YoY), as demand for these services continues to expand. For more information on digital B2B, **click here**.

FTTH



Homes Passed
Million
+13%
25.1
27.3
28.3
3Q23
2Q24
3Q24



Homes Connected
Million
+12%
6.0
6.5
6.7
3Q23
2Q24
3Q24

[1] Other Fixed Revenues include Voice, xDSL, FTTC and IPTV.

Costs

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
TOTAL COSTS	**(8,089)**	**(7,573)**	**6.8**	**(24,582)**	**(22,999)**	**6.9**
COST OF SERVICES AND PRODUCTS SOLD	**(2,503)**	**(2,485)**	**0.7**	**(7,506)**	**(7,316)**	**2.6**
Services	(1,459)	(1,419)	2.8	(4,393)	(4,240)	3.6
Products Sold	(1,044)	(1,066)	(2.1)	(3,114)	(3,076)	1.2
COSTS FROM OPERATIONS	**(5,587)**	**(5,088)**	**9.8**	**(17,076)**	**(15,683)**	**8.9**
Personnel	(1,525)	(1,423)	7.2	(4,465)	(4,175)	7.0
Commercial and Infrastructure	(3,477)	(3,315)	4.9	(10,355)	(9,883)	4.8
Provision for Bad Debt	(360)	(291)	23.7	(1,143)	(1,024)	11.6
G&A Expenses	(295)	(333)	(11.3)	(925)	(893)	3.6
Other Net Operating Rev. (Exp.)	71	274	(74.1)	(187)	292	n.a.

Costs of Services and Products Sold

Cost of Services and Products Sold grew +0.7% YoY, due to the increased revenue from B2B and B2C digital services and greater efficiency in the mix of handsets and electronics sales.

- **SERVICES** – increase of +2.8% YoY in 3Q24, due to the growth in sales of B2B digital solutions and the increase in customer base.
- **PRODUCTS SOLD** – a decrease of -2.1% when compared to 3Q23, as a result of the reduced level of subsidies and increased share of customer electronics sales, that have higher margins than smartphones.

Costs from Operations

Costs from Operations presented a +9.8% YoY growth, due to the inflation impact and higher expenses related to commercial activity. Excluding Other Operating Revenues (Expenses), that are volatile, Costs from Operations growth would decelerate to +5.5% YoY.

- **PERSONNEL** – increase of +7.2% YoY in 3Q24, mainly due to annual salary readjustment and other benefits.
- **COMMERCIAL AND INFRASTRUCTURE** – increase of +4.9% compared to 3Q23, due to the increase in customer base, as a result of greater commercial activity, and higher expenses with advertising and technology.
- **PROVISION FOR BAD DEBT** – presented an increased of R$69 million YoY, due to the positive impact in 3Q23 of a provision reversal made in 2Q23 related to specific cases in the large corporation segment. In the quarterly comparison, 3Q24 vs 2Q24, PBD fell by -6.3%. PBD over gross revenue stood at 1.9% (+0.3 p.p. YoY and -0.2 p.p. QoQ). PBD under control demonstrates customers prioritization in paying their connectivity services, as well as the execution of credit and collection actions by the Company, mainly through the acceleration of digitalization initiatives.
- **GENERAL AND ADMINISTRATIVE** – decrease of -11.3% YoY in the quarter, related to lower expenses with third-party services.
- **OTHER OPERATING REVENUES (EXPENSES)** – presented revenue of R$70.9 million in 3Q24 (-74.1% YoY), with annual drop due to a lower level of tax recoveries and to the recognition of a positive net amount of R$175 million in 3Q23, related to the acquisition of part of Oi Mobile assets in 3Q23, partially offset by a higher level of real estate sales in the quarter.

Digitalization KPIs

Payments received through Pix

%



+7.2 p.p.
27%
34%
3Q23
3Q24

Vivo App Users[1]

Million



+1.9%
25.6
25.9
26.1
Mar-24
Jun-24
Sep-24

[1] With the launch of the new Vivo App, the parameter for user analysis was revised in 2Q24, considering the use of the App by unique Taxpayer ID number/CPF (B2C) in last 90 days.

From EBITDA to Net Income

EBITDA to Net Income – 3Q24

R$ million



5,950
(3,661)
2,289
(529)
2
(94)
(1)
1,667
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes/Social Contribuition)
Net (Income)/ Loss of non-controlling shareholders
Net Income²

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 3Q24 was R$5,950 million, an increase of +7.4% compared to 3Q23, with an EBITDA margin of 42.4% (+0.1 p.p. YoY). This performance reflects the strong Mobile Service Revenue growth of +8.8% YoY, as well as cost control (+6.8% YoY).

Depreciation and Amortization

Depreciation and Amortization increased +7.1% compared to 3Q23, due to accelerated depreciation of equipment related to legacy technologies and lease contract renewals.

Financial Results

In 3Q24, the Financial Results totaled an expense of R$529 million, which represents a reduction of -7.2% YoY, due to the reversal of monetary updates of provisions for contingencies related to the adhesion to the Amnesty Program[1] of the State of Paraná, which had a positive effect of R$44 million in the period.

Net Income

Net Income[2] totaled R$1,667 million in the third quarter of 2024, an increase of +13.3% in the annual comparison, benefited by solid EBIT evolution (+7.9% YoY), as well as the decrease of net financial expenses (-7.2% YoY).

[1] More details in the note 19b) of the Financial Statements as of September 30th, 2024.
[2] Considers the net income attributed to Telefônica Brasil.

Capex

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
Network	2,103	2,255	(6.7)	5,790	5,722	1.2
Tech, Information and Others	392	371	5.7	920	943	(2.3)
Capital Expenditures[1] | ex-IFRS 16	**2,495**	**2,626**	**(5.0)**	**6,710**	**6,665**	**0.7**
Capital Expenditures[1] | ex-IFRS 16 / Net Revenue	*17.8%*	*20.0%*	*(2.3) p.p.*	*16.3%*	*17.3%*	*(1,0) p.p.*
IFRS 16 | Leasing Additions	**1,304**	**1,686**	**(22.7)**	**2,561**	**2,223**	**15.2**

Capex[1] in 3Q24 reached R$2,495 million (-5.0% YoY), representing 17.8% of the Net Operating Revenue for the quarter, a decrease of -2.3 p.p. YoY. Investments were directed towards strengthening our mobile network, with emphasis on 5G coverage, that is already present in 394 cities, including all cities with over 200 thousand inhabitants, representing 57% of the Brazilian population. We also highlight the investment for the expansion of our fiber network, that reached 28.3 million homes passed.

Free Cash Flow

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
EBITDA	**5,950**	**5,539**	**7.4**	**16,682**	**15,566**	**7.2**
Capital Expenditures	(2,495)	(2,626)	(5.0)	(6,710)	(6,665)	0.7
Working Capital	(73)	342	n.a.	1,275	2,524	(49.5)
IFRS16 | Lease Payments	(911)	(624)	46.1	(2,153)	(1,834)	17.4
Net Financial Result	(581)	(492)	18.3	(1,332)	(1,472)	(9.5)
Taxes	(219)	(222)	(1.3)	(622)	(563)	10.5
FREE CASH FLOW	**1,671**	**1,918**	**(12.9)**	**7,139**	**7,556**	**(5.5)**

Free Cash Flow after lease payments totaled R$1,671 million in 3Q24, a decrease of -12.9% YoY, mainly due to higher financial and leasing payments, as well as the consumption of working capital, partially offset by EBITDA growth and the reduction of investment levels.

[1] Does not include amounts related to reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewals in the amount of R$203 million in 3Q23, R$11 million in 1Q24 and R$13 million in 3Q24, besides IFRS 16 effects.

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	1,537	0	1,537
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	51	2,000	2,051
5G Licenses	R$	Selic and IGP-DI	2040	62	986	1,048
Others[1]	R$/EUR	Selic, IPCA, CDI and Euribor	2027/2029	155	484	638
Gross Debt | EX-IFRS 16				**1,804**	**3,470**	**5,274**
Leases	R$	IPCA	2039	4,258	9,721	13,978
Gross Debt | IFRS 16				**6,062**	**13,190**	**19,252**

Net Debt

CONSOLIDATED IN R$ MILLION	09/30/2024	12/31/2023	09/30/2023
Short-Term Debt	1,804	599	839
Long-Term Debt	3,470	4,543	4,486
Gross Debt | Ex-IFRS16	**5,274**	**5,141**	**5,324**
Cash, Applic. and Deposit[2]	(7,012)	(4,568)	(5,024)
Derivatives	17	9	18
Net Debt (Cash)[3]	**(1,721)**	**583**	**318**
Leases	13,978	13,596	12,430
Net Debt	**12,258**	**14,179**	**12,748**

L.T. Debt Profile

Year	Pro forma (R$ million)	IFRS 16 (R$ million)
2025	196	3,218
2026	2,236	2,228
2027	173	1,765
After 2027	865	2,511
Total	**3,470**	**9,721**

The Company's gross debt (ex-leases) reached R$5,274 million at the end of 3Q24, a reduction of -0.9% YoY, due to payments related to 5G licenses for 2023 and 2024, partially offset by debt related to the Amnesty Program in the states of São Paulo and Paraná. 99% of the gross debt is denominated in local currency and 1% in foreign currency. The currency exposure of the debt is 100% covered by hedging operations.

Considering Cash, Applications and Derivatives, the Company recorded net cash of R$1,721 million on September 30th, 2024. When including the leasing effect, net debt reaches R$12,528 million at the end of 3Q24.

[1] Considers Liabilities under the contract for the acquisition of Vita IT and Vale Saúde, as well as investments made by Polígono Capital in Vivo Money, Amnesty Program of the State of São Paulo and Paraná, besides the loan agreement of CloudCo Brasil. More details in note 20 of the Financial Statements from September 30th, 2024.
[2] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.
[3] Excluding IFRS-16. Debt position does not include the outstanding amount related to the FISTEL TFF fee for the period 2020-2024, amounting to R$4.6 billion

Capital Markets

Our capital stock consists exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2023)



IBOV
VIVT3
VIVT3 adjusted by dividends
110
100
90
80
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24

	09/30/2024	12/31/2023	Δ
Closing price VIVT3 (R$)	55.82	53.44	4.5%
Closing price VIV (US$)	10.27	10.94	-6.1%
Average daily volume 3M VIVT3 (R$ mn)	119.81	123.16	-2.7%
Average daily volume 3M VIV (US$ mn)	7.06	12.58	-43.9%
Total number of shares	1,652,588,360	1,652,588,360	-
Outstanding shares	1,632,616,504	1,652,584,004	(19,967,500)
Treasury shares	19,971,856	4,356	19,967,500
Net income LTM per share (EPS)[1]	3.28	3.03	8.2%
Price/Earnings (P/E)	17.13	17.56	-2.5%
Price to Book Value (P/B)	1.34	1.27	5.3%
Book Value per Share	42.28	42.10	0.4%

[1] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from September 30th, 2024.

Shareholder Remuneration

For the fiscal years 2024 to 2026, the Company has committed to distribute resources to its shareholders through dividends, interest on capital, capital reductions and share buybacks, in an amount equal to or greater than 100% of the net income to be accrued in each of the respective fiscal years mentioned.

Up to November 2024, the Company paid to shareholders the total amount of R$4,790 million, of which R$2,190 million of interest on equity declared in the 2023 fiscal year, R$1,500 million from the resources resulting from the first phase of capital stock reduction, and R$1,100 million were invested in share buybacks.

ANATEL authorized, in September 2023, the Company to reduce its capital stock by up to R$5 billion. The first proposal for the reduction of capital stock, in the amount of R$1.5 billion, approved by the Board of Directors and in Extraordinary General Meeting, was paid in a single installment on July 10th, 2024, based on the shareholder position on April 10th, 2024.

This second proposal for the reduction of capital stock, in the amount of R$2.0 billion, was approved by the Board of Directors on November 5th, 2024, and will be submitted for approval at an Extraordinary General Meeting to be held on December 18th, 2024. If approved, it will be subject to a 60-day opposition period from creditors, starting from the publication of the minutes of the Extraordinary General Meeting. The record date of the capital reduction is February 27th, 2025, and the proceeds will be paid in a single installment.

Capital stock reductions aim to further improve the Company's capital structure, allowing for further flexibility in allocating its capital, while creating a balance between its needs for resources and value creation for its shareholders.

The Board of Directors approved the declaration of interest on capital in the gross amount of R$300 million on March 14th, 2024, R$380 million on April 16th, 2024, R$175 million on June 14th, 2024, R$650 million on July 15th, 2024, and R$400 million on August 14th, 2024, totaling R$1,905 million, referring to the fiscal year 2024, to be paid by April 30th, 2025.

For more information regarding Shareholder Remuneration, click here.


Shareholder Distributions[1]
R$ million
6,871
607
3,529
2,735
4,786
489
1,827
2,471
4,790
1,100
1,500
2,190
2022
2023
2024YTD
Buybacks
Capital Reduction
Dividends
IoC


Share Buybacks[2]
R$ million
2.2x
489
1,100
2023
2024YTD
The current Share Buyback Program[3] has a limit of R$1.5 billion

[1] Considers dividends, interest on capital paid, and share buybacks made between January and December of each year.
[2] Considers share buybacks carried out between January 1st and November 5th, of each year.
[3] The Share Buyback Program, approved in 1Q24, will remain in effect until March 4th, 2025, and was amended by the Company's Board of Directors on August 30th, 2024, to increase the limit to R$1.5 billion.

Digital Ecosystem

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

Financial Services

Vivo Pay is the 100% digital platform that consolidates Vivo's financial solutions, such as personal loans, insurance, early access to FGTS, PIX installment, among others. Considering the last 12 months, revenues from financial services grew +16.0% YoY, reaching a total of R$450 million. In addition, the total amount of loans granted through Vivo Pay - Personal Loan, since the beginning of the operation, in October 2020 until September 2024, achieved R$823 million. In September 2024, the Central Bank of Brazil approved the request for authorization to operate as Vivo Pay Sociedade de Crédito S.A., which will enable an increase in efficiency of Vivo's financial services.

Entertainment

Vivo offers its customers the best video and music OTTs in the market. This service represented R$684 million in revenues over the last 12 months (+30.0% YoY) and we ended the quarter with 2.8 million content platforms subscribers.

Health and Wellness

Vale Saúde Sempre, our health services marketplace, that connects customers to clinics and laboratories across the country, through a monthly subscription, has reached +370k subscriptions since the start of operation (+217% YoY), and +50k doctor's appointments, exams, and procedures in 9M24. Over the last 12 months, revenue from health and wellness totaled R$48 million (+5.1x YoY).

B2C Products

Over the last twelve months, considering all B2C products, both in telecommunications and new businesses, the average monthly revenue per B2C RGU[1] reached R$61.5, reinforcing our positioning as a one-stop-shop for our customers.

B2B

Vivo is a digital solutions hub for companies, with services that go beyond connectivity, creating an ecosystem made up of cloud services, cybersecurity, IoT, big data, messaging, sales and rental of IT equipment, among others.

In the last 12 months, digital services for companies generated R$3,769 million in revenue (+16.9% YoY), representing 6.9% of Vivo's total revenue in the period.

Digital B2B Revenues


R$ million
+17%
3,224
244
735
851
1,393
3,769
180
778
1,055
1,757
LTM-23
LTM-24
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions²

[1] 57.0 million Revenue Generating Units (Taxpayer ID number/CPFs).
[2] Includes equipment.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

Environmental

LAUNCHED THE 2024 CLIMATE ACTION PLAN, a document approved by the Board of Directors that consolidates and demonstrates strategies for the transition towards Net Zero, a target that has been anticipated to 2035.

SUPPLY CHAIN CARBON PROGRAM reached 87% of partners acting on climate (+27 p.p. YoY) matters. Since the beginning of the program, there has been a +14 p.p. increase in suppliers accounting for their emissions and a +23 p.p. increase in those with GHG reduction targets, of the 125 carbon-intensive suppliers participating.

VIVO RECICLE mobilized 23 public schools benefited by Fundação Telefônica Vivo's Volunteering Program, collecting 23 tons of electronic waste.

R$2,210 MILLION IN REVENUES over the past 12 months generated from solutions that promote energy and climate efficiency and contribute to containing the increase in temperature by 1.5°C.

Social

DIVERSITY AND INCLUSION EFFORTS were strengthened through recruitment initiatives: (i) More than 50 positions for Women of Fiber program; (ii) Over 250 positions for Young Apprentice program, with 50% exclusively for black talents.

DIGITAL TRANSFORMATION IN EDUCATION: CHALLENGES AND TRENDS was the theme of the event celebrating the 25th anniversary of Fundação Telefônica Vivo, which discussed with public agents and the third sector the role of technology and AI in Brazilian public schools.

Governance

LAUNCH OF PLURAL PARTNER PROGRAM, an initiative aimed at developing ESG best practices within supply chain. The program includes a pre-qualification questionnaire, monthly content distribution, and personalized feedback on partners' areas for improvement.

RECOGNITIONS: (i) Top 3 Best Companies to Work for in Brazil 2024, in Super Large category (over 10,000 employees), in the national GPTW (Great Place To Work) ranking; (ii) 1st place in all eight categories of Institutional Investor - Latin America Executive Team 2024 ranking in the overall sell side vote, including Best ESG Program; (iii) Featured in FTSE Diversity & Inclusion Top 100; (iv) Valor 1000 Award, best in IT & Telecom; (v) Leaders League Compliance Awards, best compliance department: telecom and technology; (vi) Diversity in Practice Award, in the Top of Mind category, promoted by Blend Edu.

Operational Indicators

Mobile Business

THOUSAND	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
TOTAL MOBILE ACCESSES	101,506	97,587	4.0	101,506	97,587	4.0
Postpaid	65,027	60,424	7.6	65,027	60,424	7.6
Hybrid + Pure Postpaid	46,627	43,467	7.3	46,627	43,467	7.3
M2M	16,845	15,620	7.8	16,845	15,620	7.8
Dongles	1,555	1,336	16.4	1,555	1,336	16.4
Prepaid	36,478	37,163	(1.8)	36,478	37,163	(1.8)
MARKET SHARE	38.7%	38.6%	0.1 p.p.	38.7%	38.6%	0.1 p.p.
Postpaid	41.4%	41.6%	(0.2) p.p.	41.4%	41.6%	(0.2) p.p.
Prepaid	34.7%	34.5%	0.1 p.p.	34.7%	34.5%	0.1 p.p.
ARPU (R$/month)	30.3	28.9	4.9	29.7	28.0	6.3
Hybrid + Pure Postpaid	53.0	51.2	3.5	52.0	49.7	4.6
Prepaid	13.4	12.9	3.7	13.5	12.7	6.3
M2M	3.2	3.3	(3.0)	3.2	3.2	0.6
MONTHLY CHURN[1]	2.0%	2.3%	(0.3) p.p.	2.0%	2.5%	(0.4) p.p.
Postpaid (ex-M2M)	1.1%	1.1%	0.1 p.p.	1.0%	1.1%	(0.0) p.p.
Hybrid + Pure Postpaid	1.0%	1.1%	(0.1) p.p.	1.0%	1.0%	(0.0) p.p.
Prepaid	3.3%	3.6%	(0.3) p.p.	3.1%	4.0%	(0.9) p.p.

Fixed Business

THOUSAND	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
TOTAL FIXED ACCESSES	13,739	13,995	(1.8)	13,739	13,995	(1.8)
FTTH	6,739	5,992	12.5	6,739	5,992	12.5
Others	7,000	8,003	(12.5)	7,000	8,003	(12.5)
Fixed Voice	5,916	6,612	(10.5)	5,916	6,612	(10.5)
VoIP	3,375	3,294	2.4	3,375	3,294	2.4
Copper	2,541	3,318	(23.4)	2,541	3,318	(23.4)
IPTV	798	858	(7.0)	798	858	(7.0)
xDSL	173	269	(35.7)	173	269	(35.7)
FTTC	113	264	(57.0)	113	264	(57.0)
ARPU | FTTH (R$/month)	89.8	88.7	1.2	90.7	88.6	2.4
ARPU | IPTV (R$/month)	143.3	141.6	1,2	144.1	140,9	2.2

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the prepaid churn rate would be 4.2% in 9M23.

Income Statement

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
Gross Operating Revenue	**19,197**	**17,975**	**6.8**	**56,748**	**52,646**	**7.8**
Net Operating Revenue	**14,039**	**13,112**	**7.1**	**41,264**	**38,565**	**7.0**
Mobile Services	9,212	8,465	8.8	26,821	24,614	9.0
FTTH	1,790	1,570	14.0	5,264	4,568	15.2
Corporate Data, ICT and Digital Services	1,129	1,060	6.5	3,389	3,195	6.1
Handsets and Electronics	856	814	5.1	2,553	2,411	5.9
Other Revenues[1]	1,053	1,202	(12.4)	3,236	3,777	(14.3)
Total Costs	**(8,089)**	**(7,573)**	**6.8**	**(24,582)**	**(22,999)**	**6.9**
Cost of Services and Products Sold	(2,503)	(2,485)	0.7	(7,506)	(7,316)	2.6
Services	(1,453)	(1,419)	2.8	(4,393)	(4,240)	3.6
Products Sold	(1,044)	(1,066)	(2.1)	(3,114)	(3,076)	1.2
Costs from Operations	(5,587)	(5,088)	9.8	(17,076)	(15,683)	8.9
Personnel	(1,525)	(1,423)	7.2	(4,465)	(4,175)	7.0
Commercial and Infrastructure	(3,477)	(3,315)	4.9	(10,355)	(9,883)	4.8
Provision for Bad Debt	(360)	(291)	23.7	(1,143)	(1,024)	11.6
General and Administrative	(295)	(333)	(11.3)	(925)	(893)	3.6
Other Net Operating Revenue (Expenses)	71	274	(74.1)	(187)	292	n.a.
EBITDA	**5,950**	**5,539**	**7.4**	**16,682**	**15,566**	**7.2**
EBITDA Margin %	*42.4%*	*42.2%*	*0.1 p.p.*	*40.4%*	*40.4%*	*0.1 p.p.*
Depreciation and Amortization	**(3,661)**	**(3,418)**	**7.1**	**(10,441)**	**(9,885)**	**5.6**
EBIT	**2,289**	**2,121**	**7.9**	**6,240**	**5,681**	**9.8**
Financial Result	**(529)**	**(570)**	**(7.2)**	**(1,567)**	**(1,713)**	**(8.5)**
Gain (Loss) on Investments	**2**	**(3)**	**n.a.**	**2**	**(15)**	**n.a.**
Income before Taxes (Income Tax/ Social Contrib.)	**1,762**	**1,548**	**13.8**	**4,676**	**3,953**	**18.3**
Taxes (Income tax / Social Contrib.)	**(94)**	**(72)**	**31.5**	**(880)**	**(521)**	**68.8**
Net Income before non-controlling shareholders	1,668	1,477	13.0	3,796	3,432	10.6
Net Income/(Loss) of non-controlling shareholders	*1*	*5*	*(86.3)*	*11*	*3*	*208.6*
Net Income[2]	**1,667**	**1,472**	**13.3**	**3,785**	**3,429**	**10.4**
Earnings per Share (EPS)[3]	1.02	0.89	14.4	2.30	2.07	11.2

[1] Other Revenues include Voice, xDSL, FTTC and IPTV.
[2] Net income attributed to Telefônica Brasil.
[3] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in note 23.i) of the Financial Statements from September 30th, 2024.

Balance Sheet

CONSOLIDATED IN R$ MILLION	09/30/2024	12/31/2023	Δ% YoY
ASSETS	**123,668**	**120,738**	**2.4**
Current Assets	**23,077**	**19,245**	**19.9**
Cash and Cash Equivalents	6,799	4,358	56.0
Accounts Receivable	9,196	9,318	(1.3)
Inventories	1,201	823	46.0
Other Current Assets	5,881	4,746	23.9
Non-Current Assets	**100,591**	**101,493**	**(0.9)**
Accounts Receivable	330	351	(6.0)
Guarantees and Deposits	2,847	2,876	(1.0)
Other Assets	3,417	2,985	14.5
Property, Plant and Equipment, Net	45,826	46,318	(1.1)
Intangible Assets, Net	48,171	48,963	(1.6)
LIABILITIES AND SHAREHOLDERS' EQUITY	**123,668**	**120,738**	**2.4**
LIABILITIES	**54,567**	**51,111**	**6.8**
Current Liabilities	**24,003**	**20,084**	**19.5**
Accounts Payable and Suppliers	11,038	9,374	17.7
Taxes, Fees and Contributions	1,703	1,609	5.9
Loans, Financing, Debentures and Leasing	6,062	4,476	35.4
Interest on Capital and Dividends	1,997	2,248	(11.2)
Provisions and Contingencies	1,409	901	56.3
Other Liabilities	1,795	1,477	21.6
Non-Current Liabilities	**30,564**	**31,027**	**(1.5)**
Taxes, Fees and Contributions	5,244	4,093	28.1
Deferred Income Tax and Social Contribution	3,698	3,419	8.2
Loans, Financing, Debentures and Leasing	13,190	14,262	(7.5)
Provisions and Contingencies	6,224	7,082	(12.1)
Other Liabilities	2,207	2,172	1.6
SHAREHOLDERS' EQUITY	**69,101**	**69,627**	**(0.8)**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
EBITDA	5,950	5,539	7.4	16,682	15,566	7.2
Leasing Depreciation (IFRS 16)	(859)	(765)	12.3	(2,534)	(2,431)	4.3
Leasing Interest (IFRS 16)	(388)	(374)	3.8	(1,182)	(1,025)	15.3
EBITDA After Leases (EBITDA AL)	**4,702**	**4,400**	**6.9**	**12,965**	**12,111**	**7.1**
EBITDA AL Margin	*33.5%*	*33.6%*	*(0.1) p.p.*	*31.4%*	*31.4%*	*0.0 p.p.*
Capex ex-IFRS16	2,495	2,626	(5.0)	6,710	6,665	0.7
Operating Cash Flow (EBITDA AL - Capex)	**2,207**	**1,774**	**24.4**	**6,255**	**5,446**	**14.9**
OpCF EBITDA AL Margin	*15.7%*	*13.5%*	*2.2 p.p.*	*15.2%*	*14.1%*	*1.0 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	3Q24	3Q23	Δ% YoY	9M24	9M23	Δ% YoY
Depreciation and Amortization	**(3,661)**	**(3,418)**	**7.1**	**(10,441)**	**(9,885)**	**5.6**
Depreciation	(1,829)	(1,562)	17.1	(5,031)	(4,570)	10.1
Leasing Depreciation (IFRS 16)	(859)	(765)	12.3	(2,534)	(2,431)	4.3
Amortization	(730)	(850)	(14.1)	(2,149)	(2,166)	(0.8)
PPA[1] Depreciation/Amortization	(243)	(241)	0.9	(727)	(719)	1.1

[1] Purchase Price Allocation.

Conference Call

Date:

November 6th, 2024
(Wednesday)

Time:

11h00 (Brasília time) /
9h00 (New York time)

Connection:

Zoom Link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376
18th floor – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website: ri.telefonica.com.br/en/

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